UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE,
SAVINGS AND SIMILAR PLANS PURSUANT TO
SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2015
OR
☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 1-11083

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Boston Scientific Corporation
401(k) Retirement Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Boston Scientific Corporation
300 Boston Scientific Way
Marlborough, MA 01752

Audited Financial Statements
and Supplemental Schedule

Boston Scientific Corporation
401(k) Retirement Savings Plan

As of December 31, 2015 and 2014 and for the Year Ended December 31, 2015

Boston Scientific Corporation 401(k) Retirement Savings Plan

Audited Financial Statements
and Supplemental Schedule

As of December 31, 2015 and 2014 and for the Year Ended December 31, 2015

Contents

Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to the Financial Statements	4-10

Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)	12

Signatures and Exhibits	13-14

Report of Independent Registered Public Accounting Firm

The Employee Benefits Committee and Participants
Boston Scientific Corporation 401(k) Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of Boston Scientific Corporation 401(k) Retirement Savings Plan as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the year ended December 31, 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Boston Scientific Corporation 401(k) Retirement Savings Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the year ended December 31, 2015, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of Boston Scientific Corporation 401(k) Retirement Savings Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP
Boston, Massachusetts
June 28, 2016

Boston Scientific Corporation 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31,
	2015	2014
Assets
Investments, at fair value	$2,578,565,150	$2,483,782,136
Receivables:
Participant contributions	2,670,981	5,505
Employer contributions	1,986,384	7,516
Notes receivable from participants	26,317,681	27,409,075
Total receivables	30,975,046	27,422,096

Net assets available for benefits	$2,609,540,196	$2,511,204,232

See accompanying Notes to the Financial Statements.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2015

Additions:
Investment income:
Interest and dividends	$78,207,111
Net depreciation in fair value of investments	(11,015,586)
67,191,525

Interest income on notes receivable from participants	1,107,401

Contributions:
Participants	103,516,248
Employer	70,094,902
Participant rollovers	22,899,181
196,510,331

Total additions	264,809,257

Deductions:
Benefit payments	166,052,092
Administrative expenses	421,201
Total deductions	166,473,293

Net increase	98,335,964

Net assets available for benefits:
Beginning of year	2,511,204,232
End of year	$2,609,540,196

See accompanying Notes to the Financial Statements.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements

December 31, 2015

1. DESCRIPTION OF THE PLAN

The following description of the Boston Scientific Corporation (the Company or Boston Scientific) 401(k) Retirement Savings Plan, as amended (the Plan), provides only general information. Participants should refer to the Summary Plan Description and the Plan document for a more complete description of the Plan's provisions. Copies of these documents are available from the Employee Benefits Committee (the Committee). Capitalized terms used in this description not otherwise defined herein shall each have the meanings set forth in the Plan.

General
The Plan is a defined contribution plan covering all Eligible Employees who have completed an Hour of Service and have attained eighteen years of age. If, as a result of temporary or short-term employment at Boston Scientific, an employee satisfies the minimum service requirement for the Plan, he or she will be considered an Eligible Employee for purposes of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

The Plan is administered by the Committee, whose members are appointed by the Chief Executive Officer of the Company. Vanguard Fiduciary Trust Company (Vanguard) is a fiduciary and trustee of the Plan and also serves as the record keeper of each Plan Participant's account. In May 2015, the Committee appointed Evercore Trust Company, N.A. as an independent fiduciary and investment manager for the BSC Company Stock Fund.

Contributions
The Plan satisfies the requirements to be a safe harbor plan, in accordance with Internal Revenue Code (IRC) Section 401(k)(12)(B). An Eligible Employee may contribute between 1% and 25% of his or her Eligible Compensation to the Plan as Elective Deferrals, up to established federal limits indexed annually. Elective Deferrals include pre-tax contributions and Roth (after-tax) contributions. If elected, Roth contributions are combined with all annual pre-tax contributions in determining the maximum amount which a Participant may contribute in Elective Deferrals each year. Participants are not permitted to make contributions on a traditional after-tax basis. Participants age 50 or older by December 31, 2015 were also eligible to contribute additional "catch up" contributions, up to established federal limits.

The Plan provides for “Automatic Enrollments,” whereby an Eligible Employee who completes an Hour of Service with the Company and who would otherwise have been eligible to make Elective Deferrals but did not, is enrolled in the Plan thirty (30) days after he or she satisfies the Plan's eligibility requirements. This feature automatically enrolls each Participant into the Plan at a default rate of 2% of his or her Eligible Compensation on a pre-tax basis for the first Plan year. Contributions are allocated to the Qualified Default Investment Alternative (QDIA). Following the first Plan year, the rate of contribution of an Eligible Employee's Compensation under the automatic enrollment increases annually in 1% increments, up to a maximum of 6% in the fifth Plan year in which the Automatic Compensation Reduction Authorization is in effect. Participants receive advance notice of their right to elect out of both of these automatic Plan features and are permitted to stop or change either feature at any time.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

Contributions (Continued)
Vanguard Target Retirement Funds represent the QDIA for the Plan. In the event contributions are made on behalf of a Participant for whom there are no fund allocations elected, the contributions and any associated matching contribution will be allocated to the applicable Target Retirement Fund that is closest to the date that the Participant attains age 65.

The Company matches Elective Deferrals at a rate of 200% for the first 2% of the Participant's Eligible Compensation during the Plan year and 50% of the Elective Deferrals thereafter up to a maximum of 6% of the Participant's Eligible Compensation. The Company has the right under the Plan to discontinue or modify its matching contributions at any time. In addition, the Company's Board of Directors may approve additional discretionary contributions to the Plan. No additional discretionary contributions were made during 2015.

The Plan includes a Boston Scientific Common Stock Fund as an investment option. On December 30, 2014, Participants were informed that the Pfizer Common Stock Fund, which had been transferred from the Pfizer Savings and Investment Plan on behalf of former employees of Schneider (USA) Inc., would be eliminated as an investment under the Plan effective January 30, 2015. Participants were permitted to redirect assets held as Pfizer Common Stock Fund into any available investment in the Plan. Participants who took no action had their Pfizer Common Stock Fund liquidated and the assets reinvested into the Vanguard Target Retirement Trust with the date closest to the year in which they turn age 65. As a result, no Plan assets remained invested in the Pfizer Common Stock Fund after January 30, 2015.

Participant Accounts and Vesting
A Participant can allocate his or her account among various investment funds. Each Participant's account is credited with the Participant's contribution, the Company's contribution, and an allocation of the earnings and losses for the Participant's particular investment funds. Under current Plan rules, each Participant is fully vested immediately in his or her contributions and Company contributions.

Notes Receivable from Participants
Subject to certain limitations, a Participant may borrow from his or her account a minimum of $1,000 and up to a maximum equal to the lesser of $50,000 or 50% of his or her vested account balance. Loan terms range from one to five years in most instances, or up to ten years if the loan is for the purchase of a primary residence. However, Participants of the defined contribution plans of acquired companies may retain the loan terms granted under their former plans. Loans are secured by the balance in the Participant's account and bear an interest rate of the Prime Rate plus 1%. The interest rate is updated monthly and is applied as of the first day of the month in which the loan is confirmed. Principal and interest are repaid ratably through automatic payroll deductions.

Payment of Benefits
All benefit payments, including balances in the common stock fund, are made in the form of a lump-sum distribution equal to the value of the Participant's account, whether as cash distributions or rollovers. Boston Scientific common stock may be distributed in-kind, if requested by the Participant. If a terminated Participant's account is valued at, and remains in excess of, $5,000 (less any rollover amounts), the Participant has the option of leaving the funds invested in the Plan until attaining the age of 65. While employed by the Company, a Participant may withdraw all or a portion of his or her elective contributions to the extent necessary to meet a Financial Hardship, as provided for in the Plan, not to exceed one Financial Hardship withdrawal per year. Financial Hardship withdrawals are strictly regulated by the Internal Revenue Service (IRS), and a Participant must exhaust all available loan options and available distributions prior to requesting a Financial Hardship withdrawal.

Participants may make withdrawals for any reason after attaining age 59½. Disabled Participants, as defined in the Company's group long-term disability contract, are allowed to make withdrawals at any time regardless of age. The Plan also allows withdrawals regardless of age from a Participant's after-tax accounts for any reason.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

1. DESCRIPTION OF THE PLAN (CONTINUED)

Forfeitures
As of December 31, 2015 and 2014, unallocated forfeited non-vested accounts totaled $483,406 and $398,102, respectively. These amounts are used to (a) restore any amount previously forfeited as required by applicable regulations; (b) pay reasonable expenses of administering the Plan; and (c) reduce future employer matching contributions. In 2015, employer contributions were reduced by forfeited non-vested accounts in the amount of $208.

Administrative Expenses
The Plan's administrative expenses are paid by the Plan or the Company, in accordance with the Plan's provisions. Administrative expenses paid by the Plan include record keeping and trustee fees. Expenses relating to purchases, sales, or transfers of the Plan's investments are charged to the particular investment fund to which the expenses relate. All other administrative expenses of the Plan are paid by the Company.

Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of a termination of the Plan, the assets shall be liquidated and distributed in accordance with the provisions of the Plan and as prescribed by ERISA and the regulations pursuant thereto. Upon termination of the Plan, the Participants will become fully vested in any non-vested portion of their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (U.S. GAAP).

Payment of Benefits
Benefits are recorded when paid.

Notes Receivable from Participants
Notes receivable from Participants represent Participant loans that are recorded at their unpaid principal balance, plus any accrued but unpaid interest. Interest income on notes receivable from Participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a Participant ceases to make loan repayments and the Plan administrator deems the Participant loan to be a distribution, the Participant loan balance is reduced and a benefit payment is recorded.

Investment Valuation and Income Recognition
The Plan's investments are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price). See Note 4 for further discussion of fair value measurements. The Committee is responsible for determining the Plan's investment strategy and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan's investments.

The Vanguard Retirement Savings Trust III (comprising the Stable Value Fund) is a tax-exempt collective trust that invests in fully benefit-responsive investment contracts issued by insurance companies and commercial banks, and similar types of fixed principal investments. This fund is recorded at contract value (see Note 4).

Purchases and sales of securities are recorded on a trade-date basis. Interest income is accrued when earned. Net appreciation includes the Plan's gains and losses on investments bought and sold, as well as held, during the year. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Pronouncements
In May 2015, the Financial Accounting Standards Board (FASB or Board) issued Accounting Standards Update (ASU) 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value Per Share (or its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy investments for which fair values are estimated using the net asset value practical expedient provided by Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures. Disclosures about investments in certain entities that calculate net asset value per share are limited under ASU 2015-07 to those investments for which the entity has elected to estimate the fair value using the net asset value practical expedient. ASU 2015-07 is effective for entities (other than public business entities) for fiscal years beginning after December 15, 2016, with retrospective application to all periods presented. Early application is permitted. Management has elected to adopt ASU 2015-07 for the fiscal year ended December 31, 2015 and, accordingly, will retrospectively apply the provisions of ASU 2015-07 to 2014.

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. The FASB eliminated requirements that employee benefit plans measure the fair value of fully benefit-responsive investment contracts and provide the related fair value disclosures. The guidance simplified the level of disaggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Plans are no longer required to disclose the net appreciation/depreciation in fair value of investments by general type or individual investments equal to or greater than 5% of net assets available for benefits. The guidance is effective for fiscal years beginning after December 15, 2015 with retrospective application to all periods presented. Management has elected to adopt ASU 2015-12 for the fiscal year ended December 31, 2015 and will retrospectively apply the provisions of ASU 2015-12 to 2014.

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

3. INVESTMENTS

The following investments represent 5% or more of the Plan's net assets available for benefits at fair value.

	December 31,
	2015	2014
Common stock:
Boston Scientific Corporation Common Stock Fund	$228,859,112	$181,108,715
Mutual funds:
Vanguard Institutional Index Fund Plus Shares	363,621,741	361,033,679
Vanguard Growth Index Fund Inst	259,007,400	251,256,942
Vanguard International Growth Fund	208,023,672	205,471,550
Vanguard Wellington Fund Admiral Shares	184,377,841	187,546,482
T. Rowe Price Small-Cap Stock Fund	168,333,973	181,454,272
Vanguard Windsor II Fund Investor Shares	153,947,815	168,835,019
Vanguard Total Bond Market Index Fund: Institutional Shares	144,395,412	133,189,521
Vanguard Mid-Cap Growth Fund	130,983,609	127,704,205
Stable Value Fund:
Vanguard Retirement Savings Trust III	245,926,958	244,197,156

4. FAIR VALUE MEASUREMENTS

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). ASC 820 establishes a three-level valuation hierarchy for disclosure of fair value measurements. The categorization of financial assets and financial liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the measurement of fair value. The three levels of the hierarchy are defined as follows:

Level 1 - Inputs to the valuation methodology are quoted market prices for identical assets or liabilities.

Level 2 - Inputs to the valuation methodology are other observable inputs, including quoted market prices for similar assets or liabilities and market-corroborated inputs.

Level 3 - Inputs to the valuation methodology are unobservable inputs based on management's best estimate of inputs market participants would use in pricing the asset or liability at the measurement date, including assumptions about risk.

The following is a description of the valuation methodologies used for assets measured at fair value. The Plan's valuation methodology used to measure the fair value of common stock and mutual funds was derived from quoted market prices, as substantially all of these instruments have active markets. The investments in the Common Collective Trusts, including the Stable Value Fund, are stated at fair value based on the year-end market value of each unit held, using net asset value, which is derived from the market value of the underlying net assets.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

4. FAIR VALUE MEASUREMENTS (CONTINUED)

The following tables set forth by level, within the fair value hierarchy, the Plan's investments carried at fair value as of December 31, 2015 and 2014.

	Investments at Fair Value as of December 31, 2015
	Level 1	Level 2	Level 3	Total
Mutual funds	$1,665,420,474	$—	$—	$1,665,420,474
Common stock	228,859,112	—	—	228,859,112
	$1,894,279,586	$—	$—	$1,894,279,586
Common/collective trust funds measured at net asset value:
Common Collective Trusts				438,358,606	†
Stable Value Fund				245,926,958	††
Total investments at fair value				$2,578,565,150

	Investments at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual funds	$1,673,200,176	$—	$—	$1,673,200,176
Common stock	184,444,285	—	—	184,444,285
	$1,857,644,461	$—	$—	$1,857,644,461
Common/collective trust funds measured at net asset value:
Common Collective Trusts				381,940,519	†
Stable Value Fund				244,197,156	††
Total investments at fair value				$2,483,782,136

†
This category includes the Target Retirement trusts, which are investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These common/collective trust funds share the common goal of first growing and then later preserving principal and contain a mix of common stocks, bonds, and cash. There are currently no redemption restrictions on these investments.

†† This category includes a common/collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

5. TRANSACTIONS WITH PARTIES-IN-INTEREST

The Plan invests in certain funds managed by an affiliate of Vanguard. As noted in Note 1, Vanguard is a fiduciary and trustee of the Plan and also serves as the record keeper to maintain the individual accounts of each Participant. The Plan also invests in the common stock of the Company. Transactions in these investments qualify as party-in-interest transactions; however, they are exempt from the prohibited transaction rules under ERISA. Fees for legal, accounting, and other services rendered during the year by parties-in-interest were paid by the Company.

Boston Scientific Corporation 401(k) Retirement Savings Plan

Notes to the Financial Statements (continued)

6. RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as overall market volatility, interest rate, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect Participants' account balances and the amounts reported in the statements of net assets available for benefits. During 2015, net depreciation in fair value of investments totaled $11,015,586.

7. INCOME TAX STATUS

The Plan received a determination letter from the IRS dated September 18, 2013, stating that the Plan, as amended and restated as of January 1, 2011, is qualified under Section 401(a) of the IRC and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualified status. The Company is committed to ensuring that the Plan is compliant with the IRC and has indicated that it will take the necessary steps, if any, to bring the Plan's operations into compliance with the IRC. The Plan has been amended and restated effective January 1, 2016, and a draft of the restatement was submitted to the IRS on January 29, 2016 for a new determination letter.

U.S. GAAP requires plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015 and 2014, there were no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examination for Plan years prior to 2012.

8. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Form 5500 as of December 31, 2015 and 2014:

	December 31,
	2015	2014
Net assets available for benefits per the financial statements	$2,609,540,196	$2,511,204,232
Adjustments from contract value to fair value for fully
benefit-responsive investment contracts	—	7,496,169
Deemed distributions	(239,744)	(79,968)
Net assets available for benefits per the Form 5500	$2,609,300,452	$2,518,620,433

The following is a reconciliation of the net increase in the statement of changes in net assets available for benefits per the financial statements to net income per the Form 5500 as of December 31, 2015:

Year Ended
December 31,
2015
Net increase per the financial statements	$98,335,964
Adjustments from contract value to fair value for fully
benefit-responsive investment contracts	(7,496,169)
Deemed distributions	(159,776)
Net income per the Form 5500	$90,680,019

SUPPLEMENTAL SCHEDULE

Boston Scientific Corporation 401(k) Retirement Savings Plan
EIN #04-2695240
Plan #001

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)

December 31, 2015

Identity of Issue	Description	Shares or Units	Current Value
*Vanguard Group:
Institutional Index Fund Plus	Mutual Fund	1,948,356	$363,621,741
Growth Index Fund Inst	Mutual Fund	4,729,001	259,007,400
International Growth Fund	Mutual Fund	9,858,942	208,023,672
Wellington Fund Admiral Shares	Mutual Fund	2,901,760	184,377,841
Windsor II Fund Investor Shares	Mutual Fund	4,595,457	153,947,815
Total Bond Market Index Fund Institutional	Mutual Fund	13,570,997	144,395,412
Mid-Cap Growth Fund	Mutual Fund	5,834,459	130,983,609
Target Retirement 2035 Trust II	Common Collective Trust	1,669,831	70,967,803
Target Retirement 2040 Trust II	Common Collective Trust	1,495,316	64,433,150
Target Retirement 2030 Trust II	Common Collective Trust	1,451,277	61,476,091
Target Retirement 2045 Trust II	Common Collective Trust	1,365,642	58,654,331
Target Retirement 2025 Trust II	Common Collective Trust	1,289,311	55,143,827
Target Retirement 2020 Trust II	Common Collective Trust	928,084	40,288,120
Target Retirement 2050 Trust II	Common Collective Trust	863,087	37,276,734
Target Retirement 2015 Trust II	Common Collective Trust	382,957	16,582,030
Target Retirement Income Trust II	Common Collective Trust	332,980	14,934,166
Target Retirement 2055 Trust II	Common Collective Trust	220,293	11,600,604
Target Retirement 2010 Trust II	Common Collective Trust	101,307	4,365,334
Target Retirement 2060 Trust II	Common Collective Trust	95,384	2,636,404
T. Rowe Price Small-Cap Stock Fund	Mutual Fund	4,359,854	168,333,973
Harbor International Fund Institutional	Mutual Fund	550,727	32,729,696
Artisan Mid Cap Value Fund Institutional	Mutual Fund	1,068,340	19,999,327
*Stable Value Fund:
Vanguard Retirement Savings Trust III	Common Collective Trust	245,926,958	245,926,958
*Boston Scientific Corporation Common Stock Fund	Common Stock	12,411,015	228,859,112
*Notes receivable from Participants, interest rates 4.25% - 9.25%			26,317,681
			$2,604,882,831

* Indicates party-in-interest to the Plan.

Note: Cost information is not presented because all investments are Participant-directed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) has duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

Boston Scientific Corporation
401(k) Retirement Savings Plan

Date:	June 28, 2016	By:	/s/ Daniel Bird
Daniel Bird
Vice President, Global Total Rewards and HR Operations
Member, Employee Benefits Committee

EXHIBIT INDEX

Exhibit Number	Description

23	Consent of Independent Registered Public Accounting Firm